Notice to ASX/LSE Notice of dividend currency exchange rates – 2023 final dividend 12 April 2024 On 21 February 2024, Rio Tinto announced a final dividend of 258.00 US cents per share for the full year ended 31 December 2023, with Rio Tinto Limited shareholders to be paid a final dividend of 392.78 Australian cents per ordinary share and Rio Tinto plc shareholders to be paid a final dividend of 203.77 British pence per ordinary share. American Depositary Receipt (ADR) holders will receive the dividends in US dollars as announced on 21 February 2024. The currency exchange rates which apply to Rio Tinto Limited shareholders who elect to receive the final dividend in pounds sterling or New Zealand dollars and Rio Tinto plc shareholders who elect to receive the final dividend in Australian dollars or New Zealand dollars are the currency exchange rates applicable on 11 April 2024. This announcement confirms the currency exchange rates applicable for the 2023 final dividend for shareholders who have made a currency election: Declared 2023 final dividend Exchange rate Final dividend per share following currency election Final dividend of 392.78 Australian cents 0.52059 204.48 British pence 1.09089 428.48 New Zealand cents Final dividend of 203.77 British pence 1.92090 391.42 Australian cents 2.09550 427.00 New Zealand cents The final dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 18 April 2024. EXHIBIT 99.2

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com